UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                                 CONSECO, INC.
                                 -------------
                                (Name of Issuer)

                      Common Stock, par value $0.01 per share
                      ---------------------------------------
                         (Title of Class of Securities)

                                   208464883
                                   ---------
                                 (CUSIP Number)

                               September 10, 2003
                               ------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                [X] Rule 13d-1(b)
                [ ] Rule 13d-1(c)
                [ ] Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 10 Pages
                             Exhibit Index: Page 9

                                  SCHEDULE 13G

CUSIP No.  208464883                                          Page 2 of 10 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  ANGELO, GORDON & CO., L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                             a. [ ]
                                             b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          5,716,487
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         5,716,487
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    5,716,487

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    5.72%

12       Type of Reporting Person (See Instructions)

                                    BD, IA, PN

                                  SCHEDULE 13G

CUSIP No.  208464883                                          Page 3 of 10 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  JOHN M. ANGELO

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                             a. [ ]
                                             b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         5,716,487
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                   5,716,487

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    5,716,487

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    5.72%

12       Type of Reporting Person (See Instructions)

                                    IN, HC

                                  SCHEDULE 13G

CUSIP No.  208464883                                          Page 4 of 10 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MICHAEL L. GORDON

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                             a. [ ]
                                             b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         5,716,487
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                   5,716,487

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    5,716,487

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    5.72%

12       Type of Reporting Person (See Instructions)

                                    IN, HC

                                                              Page 5 of 10 Pages


Item 1(a)         Name of Issuer:

                  Conseco, Inc. (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  11825 N. Pennsylvania Street, Carmel, Indiana  46032

Item 2(a)         Name of Person Filing:

                  The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)       Angelo, Gordon & Co., L.P. ("Angelo, Gordon");

                  ii) John M. Angelo, in his capacities as a general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon, and as the chief executive officer of Angelo, Gordon ("Mr. Angelo"); and

                  iii) Michael L. Gordon, in his capacities as the other general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon, and as the chief operating officer of Angelo, Gordon ("Mr. Gordon").

                  This statement relates to Shares (as defined herein) held for the account of 16 private investment funds for which Angelo, Gordon acts as general partner and/or investment adviser.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                 The address of the principal business office of each of the Reporting Persons is 245 Park Avenue, New York, New York 10167.

Item 2(c)         Citizenship:

                  1)       Angelo, Gordon is a Delaware limited partnership;

                  2)       Mr. Angelo is a citizen of the United States; and

                  3)       Mr. Gordon is a citizen of the United States.

Item 2(d)         Title of Class of Securities:

                  Common Stock, par value $0.01 per share (the "Shares").

Item 2(e)         CUSIP Number:

                  208464883

                                                              Page 6 of 10 Pages

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  i)       Angelo,  Gordon is a broker-dealer  registered  under
                           Section 15 of the Act and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

                  ii)      Mr. Angelo is a control person of Angelo, Gordon.

                  iii)     Mr. Gordon is a control person of Angelo, Gordon.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of September 22, 2003, each of the Reporting Persons may be deemed the beneficial owner of 5,716,487 Shares held for the accounts of 16 private investment funds for which Angelo, Gordon acts a general manager and/or investment adviser.

                 The 5,716,487 Shares reported herein do not include 4,929,788 shares of the Issuer's Class A Senior Convertible Preferred Stock, par value $0.01 per share ("Preferred Stock"), held for the accounts of 22 private investment funds for which Angelo, Gordon acts as general manager and/or investment adviser. The Preferred Stock is not currently convertible into Shares but will become convertible into Shares in the future upon the occurrence of certain specified events.

Item 4(b)         Percent of Class:

                  Each  of  the  Reporting  Persons  may  be  deemed  to be  the
beneficial  owner  of  approximately   5.66%  of  the  total  number  of  Shares
outstanding.

Item 4(c)         Number of shares as to which such person has:

   Angelo, Gordon
   (i)    Sole power to vote or direct the vote:                       5,716,487
   (ii)   Shared power to vote or to direct the vote                           0
   (iii)  Sole power to dispose or to direct the disposition of        5,716,487
   (iv)   Shared power to dispose or to direct the disposition of              0

   Mr. Angelo
   (i)    Sole power to vote or direct the vote:                               0
   (ii)   Shared power to vote or to direct the vote                   5,716,487
   (iii)  Sole power to dispose or to direct the disposition of                0
   (iv)   Shared power to dispose or to direct the disposition of      5,716,487

                                                              Page 7 of 10 Pages


   Mr. Gordon
   (i)    Sole power to vote or direct the vote:                               0
   (ii)   Shared power to vote or to direct the vote                   5,716,487
   (iii)  Sole power to dispose or to direct the disposition of                0
   (iv)   Shared power to dispose or to direct the disposition of      5,716,487

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  The limited partners of (or investors in) the private investment funds for which Angelo, Gordon acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of the funds in accordance with their respective limited partnership interests (or investment percentages) in the private investment funds.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                  Angelo, Gordon is the relevant entity for which Mr. Angelo and Mr. Gordon may each be considered a control person.

                  Angelo, Gordon is a broker-dealer registered under Section 15 of the Act and an investment adviser registered under the Investment Advisers Act of 1940.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10. Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                                              Page 8 of 10 Pages


                                   SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:     September 22, 2003               ANGELO, GORDON & CO., L.P.

                                           By:     AG Partners, L.P.
                                                   Its General Partner

                                           By:/s/ Michael L. Gordon
                                              ----------------------------------
                                           Name:   Michael L. Gordon
                                           title:  General Partner

Date:     September 22, 2003               JOHN M. ANGELO


                                           /s/ John M. Angelo
                                           -------------------------------------

Date:     September 22, 2003                MICHAEL L. GORDON


                                           /s/ Michael L. Gordon
                                           -------------------------------------

                                                              Page 9 of 10 Pages


                                  EXHIBIT INDEX

                                                                        Page No.

A.        Joint Filing Agreement, dated as of September 22, 2003,
          by and among Angelo, Gordon & Co., L.P., John M. Angelo
          and Michael L. Gordon............................................10

                                                             Page 10 of 10 Pages


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

          The undersigned hereby agree that the statement on Schedule 13G with respect to the common stock, par value $0.01 per share, of Conseco, Inc., dated as of September 22, 2003, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.


Date:     September 22, 2003               ANGELO, GORDON & CO., L.P.

                                           By:     AG Partners, L.P.
                                                   Its General Partner

                                           By: /s/ Michael L. Gordon
                                              ----------------------------------
                                           Name:   Michael L. Gordon
                                           title:  General Partner

Date:     September 22, 2003               JOHN M. ANGELO


                                           /s/ John M. Angelo
                                           -------------------------------------

Date:     September 22, 2003                MICHAEL L. GORDON


                                           /s/ Michael L. Gordon
                                           -------------------------------------